Exhibit 10.1
December 19, 2008
Howard L. Lance
Chairman, President and
Chief Executive Officer
Harris Corporation
1025 W. NASA Boulevard
Melbourne, Florida 32919
               Re:     Employment by Harris Corporation
Dear Howard,
As you are aware, Harris Corporation (the “Corporation”) must cause its compensation programs to become compliant with the requirements of section 409A of the Internal Revenue Code by December 31, 2008. In connection therewith, we have identified certain changes that need to be made to the Letter Agreement between you and the Corporation dated December 3, 2004 (the “2004 Letter Agreement”). We have agreed that, effective as of January 1, 2009, (i) the 2004 Letter Agreement and all obligations under that agreement shall expire and be of no further force and effect and (ii) the terms of your employment shall be governed by the terms of this letter agreement (the “Agreement”), which terms are set forth below.
1.	The Agreement shall have an indefinite term subject to amendment or termination on one year written notice by either you or a representative of the Harris Corporation Board of Directors.

2.	During the Term of Employment (as defined below), and subject to Section 3 below, you shall serve as Chief Executive Officer, President, a Director, and Chairman of the Board, subject to the Corporation’s succession and retirement practices upon your attaining of the age of sixty-five in the case of a Chief Executive Officer. During the Term of Employment you agree to devote your full and exclusive business and working time, skill, attention, and energy diligently to perform the duties assigned to you by the Corporation’s Board of Directors. Notwithstanding the preceding obligation, you are permitted to join up to two public-company boards provided they have no conflict of interest and do not compete with the Corporation. For purposes of this agreement, (i) “Term of Employment” shall mean the period starting January 1, 2009 and ending on the termination of your employment as set forth in Section 3 and (ii) “termination of employment” shall mean your “separation from service,” as defined under Treasury Regulation §1.409A-1(h) (without regard to any permissible alternative definition thereunder).

3.	Your employment may be terminated as follows: (1) by the Corporation with or without Cause (as defined below); (2) upon your Death; (3) upon your Disability (as defined below); (4) upon your resignation for Good Reason (as defined below), or (5) upon your resignation or retirement.

Mr. Howard L. Lance
December 19, 2008

a.	Termination for Cause: In order to terminate your employment for Cause, the Corporation must deliver to you at your office address a Notice of Termination given within ninety (90) days after the Board both (i) has actual knowledge of conduct or an event allegedly constituting Cause, and (ii) has reason to believe that such conduct or event could be grounds for Cause. For purposes of the Agreement, a “Notice of Termination” shall mean a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the membership of the Board, excluding you, at a meeting called for the purpose of determining that you have engaged in conduct which constitutes Cause (and at which you had a reasonable opportunity, in consultation with your counsel, to be heard before the Board prior to such vote).

For purposes of the Agreement, “Cause” shall have the meaning set forth in Section 1 (b)(1) and (2) of the Severance Agreement between you and the Corporation dated January 20, 2003 and “Cause” shall also include a breach of the Agreement by you.

In the event of termination of your employment by the Corporation for Cause, you shall only be entitled to:
(i)	any accrued but unpaid Base Salary (as defined by a resolution of the Board of Directors) through your date of termination;

(ii)	any earned but unpaid annual incentive bonus under the Corporation’s Annual Incentive Plan or the successor to such plan (referred to herein as the “AIP”), for the prior fiscal year;

(iii)	reimbursement of reasonable business expenses incurred prior to the date of termination; and

(iv)	other or additional compensation benefits, if any, in accordance with the terms of applicable plans or employee benefit programs of the Corporation for terminated employees, including the terms and conditions governing stock options, performance shares and restricted stock.
b.	Death or Disability. In the event of your Death, your employment shall be automatically terminated as of the date of such Death. In the event of your Disability, the Corporation may, at its option, terminate your employment. In the event of your termination due to Death or Disability, you, or your estate or legal representative, as appropriate, shall be entitled to the amounts referred to in paragraph a. of this Section 3 for employees that die or become disabled.

Mr. Howard L. Lance
December 19, 2008

For purposes of the Agreement, “Disability” shall mean either (i) your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, your receipt of income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Corporation.

c.	Termination by Corporation Without Cause or by you for Good Reason. If the Corporation should terminate your employment without Cause (which the Corporation shall be entitled to do upon thirty (30) days prior written notice), or in the event you terminate employment for Good Reason, your exclusive compensation and remedy hereunder shall be to receive from the Corporation:
(i)	a lump sum cash amount, payable within sixty (60) days following your termination, equal to two times the aggregate of (i) your Base Salary as in effect on the date of your termination and (ii) your target incentive compensation under AIP for the fiscal year prior to the fiscal year in which you terminate;

(ii)	AIP bonus for the year of termination as approved by the Board based upon the achievement of performance objectives, pro-rated pursuant to the terms of the AIP document with respect to employees who terminate employment during the fiscal year due to involuntary termination without cause, and payable at the time and in the form set forth in the AIP document;

(iii)	without duplication, the amounts referred to in paragraph a. (i)—(iv) of this Section 3;

(iv)	continued participation in the medical, dental, hospitalization, short-term and long-term disability, and group life insurance coverage plans of the Corporation (“Welfare Plans”) in which you were participating on the date of the termination of your employment until the earlier of:
(a)	the end of the 24-month period following your termination of employment; and

(b)	the date, or dates, you receive comparable coverage and benefits under the plans and programs of a subsequent employer;
provided, however, that if under the terms of any such Welfare Plan you cannot continue to participate in the Corporation’s Welfare Plans, the Corporation shall otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted; and provided further, however, that nothing herein shall be deemed to limit any amounts or benefits to which you are otherwise entitled under the terms of or pursuant to COBRA;

Mr. Howard L. Lance
December 19, 2008

(v)	during the two year period following your termination of employment and notwithstanding the terms and conditions of the restricted stock or stock option agreements, pursuant to the Harris Corporation 2000 Stock Incentive Plan and the Harris Corporation 2005 Equity Incentive Plan (or any successor thereto) (referred to collectively herein as the “Equity Plans”), continued vesting of such restricted stock or options in accordance with the relevant anniversary dates; and, as to vested stock options, the extension of the exercise period through the date that is three months after the expiration of such two year period (but in no event beyond the original term of the options), provided however, continued compliance with your obligations of non-competition and non-solicitation as specified in Sections 4 and 5, respectively, is a condition of such continued vesting. In the event you breach your non-competition and non-solicitation obligations, in addition to any other remedies available to the Corporation, such vesting shall cease;

(vi)	prorated vesting of outstanding performance share awards pursuant to the Corporation’s Equity Plans and Equity Plan performance targets and resultant performance as approved by the Board, pursuant to the terms of the Equity Plans and agreements thereunder with respect to employees who terminate employment during the performance period due to involuntary termination other than for misconduct; provided, however, that for purposes of determining the prorated vesting of any such awards, your employment shall be deemed to have terminated as of the second annual anniversary of the date you actually terminate employment. Payment of such awards shall be at the time and in the form set forth in the Equity Plan document or applicable agreement; and

(vii)	outplacement services at the Corporation’s expense for a period of up to one year following the date of termination of employment in accordance with the practices of the Corporation as in effect from time to time for senior executives.
You must, within ninety (90) days after you have actual knowledge of the occurrence of an event or circumstances which would give you reason to believe that Good Reason exists, give thirty (30) days prior written notice of your intent to terminate employment for Good Reason, which notice sets forth the event or circumstances believed to constitute Good Reason. Upon receipt of such notice, the Corporation shall have thirty (30) days to cure its conduct, to the extent such cure is possible.

d.	For purposes of the Agreement, “Good Reason” shall mean any of the following (without your express written consent):
(i)	a reduction in the amount of your then current Base Salary or target AIP, other than any reduction that is also applicable to the other senior executives of the Corporation;

Mr. Howard L. Lance
December 19, 2008

(ii)	the removal of, or failure to elect or reelect you as President or Chief Executive Officer or Chairman of the Board of the Corporation, provided however, (1) the failure to elect you as Chairman of the Board shall not constitute Good Reason if such failure results from any law, regulation or listing requirement to the effect that the positions of Chairman of the Board and Chief Executive Officer shall not be held by the same individual or that the Chairman of a Corporation shall be independent; and (2) the failure to elect you as President shall not constitute Good Reason if necessary for purposes of succession planning for your successor;

(iii)	the assignment to you of duties or responsibilities which are materially inconsistent with your position;

(iv)	any requirement by the Corporation that you relocate to Corporation headquarters which are more than 50 miles from where such headquarters are located as of the date of the Agreement; and

(v)	notice of any amendment of Section 3.c. and 3.d. or termination by the Board of Directors of the Agreement under Section 1 without your prior written consent.
e.	Termination without Good Reason. In the event of a termination of employment by you without Good Reason (other than a termination due to Death or Disability), you shall have the same entitlements as provided in paragraph a. of this Section 3 for termination for Cause.
4.	During your employment with the Corporation and for a period of one year (or a period of two years if you receive severance compensation from the Corporation pursuant to Section 3.c of the Agreement) after the date your employment is terminated for whatever reason, you will not directly or indirectly (without the Corporation’s written consent):
a.	hold a 5% or greater equity (including stock options whether or not exercisable), voting or profit participation interest in a Competitive Enterprise (as hereinafter defined), or

b.	associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise and in connection with your association engage, or directly or indirectly manage or supervise personnel engaged, in any activity:
(i)	that is substantially related to any activity that you were engaged in with the Corporation or its affiliates during the 12 months prior to the date of termination,

(ii)	that is substantially related to any activity for which you had direct or indirect managerial or supervisory responsibility with the Corporation or its affiliates during the 12 months prior to the date of termination, or

Mr. Howard L. Lance
December 19, 2008

(iii)	that calls for the application of specialized knowledge or skills substantially related to those used by you in your activities with the Corporation or its affiliates during the 12 months prior to the date of termination.
For purposes of the Agreement, “Competitive Enterprise” means any business enterprise that either (A) is engaged in any activity that competes anywhere with any activity that the Corporation or its affiliates is then engaged in or (B) holds a 5% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity.

5.	During your employment with the Corporation, and for a two year period after your employment is terminated by the Corporation or by you for any reason, you shall not, in any manner, directly or indirectly (without the prior written consent of the Corporation): (i) Solicit (as hereinafter defined) any Customer (as hereinafter defined) to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Corporation, (ii) transact business with any Customer that would cause you to be a Competitive Enterprise, (iii) interfere with or damage any relationship between the Corporation and a Customer or (iv) Solicit anyone who is then an employee of the Corporation (or who was an employee of the Corporation within the prior 12 months) to resign from the Corporation or to apply for or accept employment with any other business or enterprise.

For purposes of the Agreement, a “Customer” means any customer or prospective customer of the Corporation or its affiliates whose identity became known to you in connection with your relationship with or employment by the Corporation or its affiliates, and “Solicit” means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action.

6.	In the event your employment is terminated for other than Cause, you shall not be required to mitigate any payment or benefits provided to you by the Corporation by seeking other employment.

7.	In the event of a change in control of the Corporation (as defined in the Executive Severance Agreement between you and the Corporation dated January 20, 2003, as it may be amended from time to time), you shall be entitled to the compensation and benefits provided under the Executive Severance Agreement if your employment terminates under the circumstances provided under the Executive Severance Agreement, provided, however, such compensation and benefits shall be in lieu of any compensation or benefits receivable by you under the Agreement. You acknowledge that your Executive Severance Agreement will require amendment by December 31, 2008 to reflect the requirements of section 409A of the Internal Revenue Code.

8.	Notwithstanding anything herein to the contrary, it shall be a condition to you receiving any cash payments or benefits referred to in Section 3 that you shall have (i) executed and delivered to the Corporation a release of claims against the corporation, such release to be in the Corporation’s then standard form of release and (ii) executed and delivered to the

Mr. Howard L. Lance
December 19, 2008

Corporation resignations of all officer and director positions you hold with the Corporation or its subsidiaries.

9.	Notwithstanding anything herein to the contrary, in the event that any payment to be made to you hereunder as a result of your termination of employment (including any provision of benefits) is determined to constitute “deferred compensation” subject to section 409A of the Internal Revenue Code, and you are a “Specified Employee” under the Harris Corporation Specified Employee Policy for 409A Arrangements at the time of your termination of employment (the “Separation Date”), then no such payment shall be made during the period beginning on the Separation Date and ending on the date that is six (6) months following the Separation Date or, if earlier, on the date of your death, if the earlier making of such payment would result in tax penalties being imposed on you under section 409A of the Internal Revenue Code. The amount of any payment that otherwise would be paid to you hereunder during this period instead shall be paid to you on the first business day coincident with or next following the date that is six months and one day following the Separation Date or, if earlier, within ninety (90) days following your death.

10.	You acknowledge that you have received the advice of counsel with respect to the matters contemplated in the Agreement and the Corporation has agreed to pay directly legal fees and expenses to a maximum of $10,000.

11.	The Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida, without reference to rules relating to conflicts of law.

12.	Your employment pursuant to the Agreement is not a guarantee of employment. As stated in the Agreement, the Corporation may terminate your employment, provided, however, that in certain instances as specified in Section 3, such termination may require the Corporation to provide compensation or other benefits to you.

13.	This is the entire Agreement between you and the Corporation with respect to the subject matters hereof and supersedes all prior understandings and agreements as to employment of you by the Corporation. Notwithstanding the foregoing, you acknowledge and agree that you remain bound by and subject to the provisions of your Employee Agreement dated January 20, 2003.

14.	Except pursuant to Section 1, the Agreement cannot be amended, changed or modified without the written consent of you and the Corporation.

15.	If any one or more of the provisions contained in the Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Mr. Howard L. Lance
December 19, 2008

16.	The Agreement shall be binding to any and all successors to the Corporation.

Sincerely, Harris Corporation Board of Directors
/s/ Stephen P. Kaufman
By:	Stephen P. Kaufman
Chairperson of the Management Development and Compensation Committee

Agreed to and accepted:

	Date:	December 19, 2008
/s/ Howard L. Lance
Howard L. Lance